FORM 51-902F3
Material Change Report

Item 1	Name and Address of Company PMI VENTURES LTD. Suite 511 - 475 Howe Street Vancouver, British Columbia V6C 2B3

Item 2	Date of Material Change September 8, 2004

Item 3

News Release

A news release issued under section 7.1 of National Instrument 51-102 announcing the material change described below was transmitted to CCN Matthews Newswire Service on September 8, 2004 for public dissemination. The news release was filed via SEDAR on September 8, 2004.

Item 4

Summary of Material Change

PMI Ventures Ltd. (the "Company")[TSX Venture:PMV], is pleased to announce that it has received final assays from its recently completed drill program on its' Ashanti II Gold Project located on the Asankrangwa Gold Belt in Ghana, West Africa. Based on results received, the Company has contracted Fugro Airborne Surveys to complete a high resolution DIGHEM EM and high resolution magnetic survey over the entire concession area in order to fully outline the major shear and cross structures. Flying is expected to be completed within the next few weeks.

Item 5.

Full Description of Material Change

PMI Ventures Ltd. (the "Company")[TSX Venture:PMV], is pleased to announce that it has received final assays from its recently completed drill program on its' Ashanti II Gold Project located on the Asankrangwa Gold Belt in Ghana, West Africa.

Drilling within the Fromenda Grid "B" target area totaled 1444 meters in 7 widely spaced diamond drillholes. Approximately 18 kilometers to the southwest of this area, a further 2 diamond drillholes, totaling 430 meters, were completed in the Juabo target area.

Fromenda Grid "B" Target Area (Adansi Gold Fromenda Concession)

Drillholes FB-20 to FB-22 tested a projected southwest plunge to near surface gold mineralization previously outlined in the Main Zone; and drillholes FB-23 to FB-26 tested only two, of at least ten, newly outlined 3DIP geophysical targets.

Auriferous intersections, above 0.4 g/t Au, are as follows:

2

Hole	Grid	Grid					Drill	Drill	Assay	Assay
Number	Easting	Northing	Azimuth	Dip	From	To	Intercept	Intercept	Au	Au
	(m)	(m)	(Deg)	(Deg)	(m)	(m)	(m)	(ft)	(g/t)	(oz/ton)
FB-20	9612	2020	135	-60	84.12	85.12	1	3.28	0.41	0.01
"					105.18	106.80	1.62	5.31	0.40	0.01
FB-21	9590	2073	135	-45	51.82	60.95	9.14	30.00	0.63	0.02
FB-22	9620	2099	135	-45	89.20	90.22	1.02	3.35	1.10	0.03
FB-23	9722	2010	135	-45	55.50	57.30	1.80	5.91	1.59	0.05
"					98.00	99.06	1.06	3.48	0.41	0.01
"					101.00	104.00	3.0	9.84	0.41	0.01
FB-24	9720	1389	105	-45	111.86	112.78	0.92	3.02	0.45	0.01
FB-25	9764	793	127	-45	148.13	153.10	4.97	16.31	0.99	0.03
"	incl.				151.70	153.10	1.40	4.59	2.70	0.08
FB-26	9831	970	114	-45					NSA	NSA

note: NSA = no significant assays

The discovery of gold values in the new 3DIP anomalies tested above is considered by management to be a very significant development, especially since they are hosted by major shear structures with spatially large geophysical responses. Further drilling to evaluate these two targets and the other eight significant targets outlined by the 3DIP survey is planned for later in the year.

Juabo Target Area (Adansi Gold Gemap Concession)

Diamond drillhole JG-05 tested the downdip extension of gold mineralization discovered in previous holes 03JGDDH-01 (1.23 g/t Au across 7.8m from 26.6 to 34.4m, 3.68 g/t Au across 7.74m from 75.78 to 83.52m, and 1.22 g/t Au across 4.57m from 90.22 to 94.79m) and 03JGDDH-02 (1.34 g/t Au across 3.0m from 24.0 to 27.0m, 1.44 g/t Au across 6.0m from 41.0 – 47.0m, and 1.74 g/t Au across 9.75m from 94.8 to 104.55m) .

Drillhole JG-06 was the first diamond drill test of a +1,000 metre long section of a metal factor geophysical anomaly (co-incident high IP effects and low resistivities) – with co-incident gold in soil anomalies. Previous drill holes 03JGDDH-01 to 04 are located along strike 600 metres to the northeast. The Juabo area is geologically similar to the Fromenda Grid "B" target area, however, cross-cutting felsic intrusive dykes are more prevalent.

Auriferous intersections, above 0.4 g/t Au, are as follows:

Hole	Grid	Grid					Drill	Drill	Assay	Assay
Number	Easting	Northing	Azimuth	Dip	From	To	Intercept	Intercept	Au	Au
	(m)	(m)	(Deg)	(Deg)	(m)	(m)	(m)	(ft)	(g/t)	(oz/ton)
JG-05	15962	17160	135	-50	53.64	54.61	0.97	3.18	1.93	0.06
"					121.92	124.42	2.50	8.20	1.42	0.04
"					163.71	173.71	10.00	32.81	0.67	0.02
"					180.71	185.71	5.00	16.40	1.09	0.03
JG-06	16149	16488	135	-45	67.19	74.19	7.00	22.97	1.78	0.05
"	incl.				73.19	74.19	1.00	3.28	11.92	0.35

As noted from the current and previous drill programs on the Fromenda Grid "B" Main Zone, L17N, School Zone North and East , Juabo targets, and elsewhere throughout the Ashanti II Project area, the drilling of shear zones mappable by geophysical techniques has discovered significant new zones of gold mineralization. Based on these results, the Company has contracted Fugro Airborne Surveys to complete a high resolution DIGHEM EM and high resolution magnetic survey over the entire concession area in order to fully outline the major shear and cross structures. Flying is expected to be completed within the next few weeks.

Neil Macfarlane, M.Sc., Exploration Manager, supervised and directed the drilling program. Sample analyses, including repeats, randomly placed blanks, and standards were completed at SGS Analabs Pty. Ltd. at Bibiani and at Transworld Laboratories in Tarkwa, utilizing industry standard 50g fire assay techniques, with atomic absorption finish. In addition, random duplicate samples were also submitted for overall QA purposes.

Item 6	Reliance on Section 7.1(2) or (3) of National Instrument 51-102 This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information No information has been omitted from this Report on the basis that the Company believes that such information should remain confidential.

Item 8

Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and this Report is:

Douglas MacQuarrie, P.Geo.(B.C.), President
Telephone: 604-682-8089
Facsimile: 604-682-8094
e-mail: douglasmq@yahoo.com

Item 9	Date of Report DATED at Vancouver, British Columbia, this 16th day of September, 2004.

PMI VENTURES LTD.

"Douglas MacQuarrie"

Douglas MacQuarrie, P.Geo (B.C.)
President